10027832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASPEN EQUITY PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 McKinney Avenue, Suite 1550
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Still (214) 292-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hogan Taylor
(Name – *if individual, state last, first, middle name*)

6120 S. Yale, Suite 1200 (Address) Tulsa (City) Oklahoma (State) 74136 (Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

CHECK ONE:

X Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AO 3/L
JD 3/10/2010

OATH OR AFFIRMATION

I, Marc R. Still, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen Equity Partners, LLC, as of December, 20 09, arc true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA C. WISER-ROSE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
1-31-2013

[signature]
Signature

Designated Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (c) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
... (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASPEN EQUITY PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2009

WITH

INDEPENDENT AUDITORS' REPORT

CONTENTS

HoganTaylor LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Aspen Equity Partners, LLC

We have audited the accompanying statement of financial condition of Aspen Equity Partners, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2010

6120 S. Yale, Suite 1200, Tulsa, OK 74136-4242
P 918.496.1080 F 918.745.2399
www.hogantaylor.com

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets	
Cash	$ 25,123
Receivable from parent	1,688,772
Total assets	$ 1,713,895
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 4,569
Member's equity:	
Contributed capital	35,000
Retained earnings	1,674,326
Total member's equity	1,709,326
Total liabilities and member's equity	$ 1,713,895

See notes to financial statement.

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF INCOME

Year ended December 31, 2009

Revenues:	
Transaction fees	$ 1,207,483
Interest income	120,251
	1,327,734
Expenses:	
Rent and executive services	1,101,534
Professional fees	20,401
Licensing and other fees	11,798
Franchise tax	11,697
General and administrative	8,461
	1,153,891
Other expense:	
Forgiveness of receivable from parent	2,000,000
Net loss	$ (1,826,157)

See notes to financial statement.

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2009

	Contributed Capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2008	$ 35,000	$ 3,500,483	$ 3,535,483
Net loss	-	(1,826,157)	(1,826,157)
Balance at December 31, 2009	$ 35,000	$ 1,674,326	$ 1,709,326

See notes to financial statement.

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (1,826,157)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Forgiveness of receivable from parent	2,000,000
Increase in receivable from parent	(230,067)
Increase in accounts payable	2,869
Net cash used in operating activities	(53,355)
Net decrease in cash	(53,355)
Cash, beginning of year	78,478
Cash, end of year	$ 25,123

See notes to financial statement.

ASPEN EQUITY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

Note 1 – Organization

Aspen Equity Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas limited liability company, which commenced operations on March 20, 2000. The Company is wholly owned by Aspen Advisors, LP (the Parent). The Company provides financial advisory services relating to mergers and/or acquisitions and underwrites the private placement of securities on a best-efforts basis.

Note 2 – Summary of Significant Accounting Policies

Transaction fees

Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Current liabilities

Obligations for items that enter the operating cycle prior to year end but which have not been paid at year end are recorded as accounts payable.

Income taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of

aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $20,554, which was $15,554 in excess of its required net capital of $5,000. The Company handled no customer securities or accounts during the year ended December 31, 2009, and accordingly, is not subject to the requirements under SEC rule 15c3-3 and FINRA Rule 15c3-3(k)(2)(i).

Subject to SEC restrictions on distributions to shareholders, distributions to members can be made under a capital distribution policy approved by the Company's Board of Directors.

Note 4 – Related Party Transactions

Expense agreement

Effective January 1, 2006, the Company entered into an expense-sharing agreement with the Parent. Under the terms of the agreement, the Company will bear a portion (79% for 2009) of joint administrative and overhead costs incurred by the Parent on behalf of the Company. The allocation is based on the relative gross revenues of the two companies for the previous year. The overhead allocation factor will be computed no less than annually, and the Company will pay the service fee in 12 monthly installments. The monthly fee was $91,795 for the year ended December 31, 2009.

Assigned financial consulting agreements

The Company provided financial and strategic advisory services to unrelated entities in accordance with Financial Consulting Agreements assigned to the Company by the Parent. The Company recognized $1,207,483 of transaction fees in 2009 under the terms of the Agreements.

Intercompany revolving note agreement

The Company has an outstanding loan receivable from the Parent arising from advances made under an Intercompany Revolving Note Agreement. The agreement provides for interest to be accrued at the greater of 4% or the short-term Applicable Federal Rate. Interest income was $120,251 for 2009. The loan, along with any accrued and unpaid interest, is due and payable on December 31, 2010.

During 2009, $2,000,000 of the outstanding receivable balance was forgiven and is presented in the accompanying statement of income as other expense.

Note 5 – Subsequent Event

The Company's management has evaluated the effect of subsequent events on the Company's financial statements through February 24, 2010, the date the financial statements were issued, and determined that there were no subsequent events that required disclosure in the Company's financial statements through this date.

SUPPLEMENTAL INFORMATION

ASPEN EQUITY PARTNERS, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net Capital	
Total member's equity	$ 1,709,326
Deduct nonallowable asset - receivable from parent	1,688,772
Net capital	$ 20,554
Computation of Basic Net Capital Requirement	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 304
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 15,554
Excess net capital at 1000% (net capital minus 10% of total aggregate indebtedness)	$ 20,097
Ratio: Aggregate indebtedness to net capital	22%
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 20,554
Net audit adjustments	-
Net capital per above	$ 20,554

See accompanying independent auditors' report.

HoganTaylor LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Aspen Equity Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Aspen Equity Partners, LLC, for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6120 S. Yale, Suite 1200, Tulsa, OK 74136-4242
P 918.496.1080 F 918.745.2399
www.hogantaylor.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

ASPEN EQUITY PARTNERS, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

HoganTaylor LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Aspen Equity Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Aspen Equity Partners, LLC (Aspen Equity Partners) and the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), solely to assist you and the other specified parties in evaluating Aspen Equity Partners' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Aspen Equity Partners' management is responsible for Aspen Equity Partners' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries recorded in the general ledger for the year ended December 31, 2009, noting no differences.

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009. In that regard, we noted that total revenue as reported in the audited Form X-17A-5 of $1,327,734, did not agree to the total revenue reported on the SIPC-7T of $1,326,036. The difference of $1,698 related to interest income earned on a note receivable from Aspen Equity Partners' parent company. This interest income is identified as an adjustment to SIPC net operating revenues, therefore the deduction would have been larger by $1,698 resulting in no net change to SIPC net operating revenues.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedule which consisted of a statement of income for the period April 1, 2009 through December 31, 2009. In that regard, we noted that the adjustment for interest income earned on a note receivable from Aspen Equity Partners' parent was entered as an adjustment due to direct expenses of printing and advertising and legal fees incurred in connection with other revenue related to the securities business. This adjustment should have been entered as other revenue not related either directly or indirectly to the securities business. Further,

the amount deducted on Form SIPC-7T of $118,552, did not agree with the audited Form X-17A-5 which reflected $120,251. This difference of $1,699 and the classification difference described above would have had no net effect on SIPC net operating revenues.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers which consisted of a statement of income for the period April 1, 2009 through December 31, 2009, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St N W Suite 800, Washington, D.C 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052491 FINRA DEC
ASPEN EQUITY PARTNERS LLC 15*15
2100 MCKINNEY AVE STE 1550
DALLAS TX 75201-6962

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

____

2 A General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,019

B Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/26/09
Date Paid

C. Less prior overpayment applied (—)

D Assessment balance due or (overpayment) 2,869

E Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,869

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,869

H Overpayment carried forward $(______)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

____
(Name of Corporation Partnership or other organization)

____
(Authorized Signature)

Dated the ______ day of ______________, 20 ______

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.		
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,326,036
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
	(2) Net loss from principal transactions in securities in trading accounts	
	(3) Net loss from principal transactions in commodities in trading accounts	
	(4) Interest and dividend expense deducted in determining item 2a	
	(5) Net loss from management of or participation in the underwriting or distribution of securities	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
	(7) Net loss from securities in investment accounts	
	Total additions	-0-
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
	(2) Revenues from commodity transactions	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
	(4) Reimbursements for postage in connection with proxy solicitation	
	(5) Net gain from securities in investment accounts	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	<118,552>
	(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
	Enter the greater of line (i) or (ii)	
	Total deductions	<118,552>
2d	SIPC Net Operating Revenues	$ 1,207,483
2e	General Assessment @ .0025	$ 3,019

(to page 1 but not less than $150 minimum)